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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

LADENBURG THALMANN FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

50575Q 10 2

(CUSIP Number)

Richard J. Lampen
Executive Vice President & General Counsel
New Valley Corporation
100 S.E. Second Street, 32nd Floor
Miami, Florida 33131
(305) 579-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 50575Q 10 2			Page 2 of 10

1.	Name of Reporting Person: New Valley Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 11,211,111 Shares

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 11,211,111 Shares

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,211,111 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 9.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 50575Q 10 2			Page 3 of 10

1.	Name of Reporting Person: New Valley Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO; HC

CUSIP No. 50575Q 10 2			Page 4 of 10

1.	Name of Reporting Person: VGR Holding Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO; HC

CUSIP No. 50575Q 10 2			Page 5 of 10

1.	Name of Reporting Person: Vector Group Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO; HC

CUSIP No. 50575Q 10 2			Page 6 of 10

1.	Name of Reporting Person: Bennett S. LeBow		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,361,561 Shares

		8.	Shared Voting Power: 170,296 Shares

		9.	Sole Dispositive Power: 7,361,561 Shares

		10.	Shared Dispositive Power: 170,296 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,531,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 6.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 50575Q 10 2	Page 7 of 10 Pages

     This Amendment No. 7 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 8, 2001 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services Inc. (formerly known as GBI Capital Management Corp.), a Florida corporation (the “Company”). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4. Purpose of Transactions.

     Item 4 of the Schedule 13D is hereby amended to add the following:

     On March 4, 2005, New Valley announced that it would distribute 19,876,358 shares of the Company’s Common Stock it received as a result of the conversion of its senior convertible promissory note, plus accrued interest thereon, to holders of New Valley common shares through a special dividend. The special dividend was accomplished through a pro rata distribution of the Company’s shares, paid on March 30, 2005 to New Valley holders of record as of March 18, 2005. New Valley stockholders received 0.852 of the Company’s Common Stock for each New Valley common share. A copy of the New Valley press release is incorporated by reference to Exhibit U.

     Also on March 4, 2005, VGR, which owns 55.1% of the New Valley common shares, announced that it would, in turn, distribute the 10,947,448 shares of the Company’s Common Stock that it would receive from New Valley to the holders of VGR common stock as a special dividend. The special dividend by VGR was made through a pro rata distribution of the Company’s shares, paid on March 30, 2005 to VGR holders of record as of March 18, 2005. VGR stockholders received 0.24 of the Company’s Common Stock for each share of VGR common stock. A copy of the VGR press release is incorporated by reference to Exhibit V.

     Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Items 5(a), 5(b), 5(c) and 5(d) of the Schedule 13D are hereby amended to read as follows:

CUSIP No. 50575Q 10 2	Page 8 of 10 Pages

     (a) As of the date hereof, New Valley beneficially owns 11,211,111 shares of Common Stock of the Company, which constitutes approximately 9.0% of the 124,008,059 shares of Common Stock of the Company outstanding (as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and assuming the issuance of 100,000 shares of Common Stock upon conversion of the Warrant held by New Valley).

     In connection with the special dividends of the Company’s shares by New Valley and VGR, directors and executive officers of the Reporting Persons who were stockholders of New Valley or VGR received distributions of Common Stock of the Company. Bennett S. LeBow received beneficial ownership of approximately an additional 3,190,543 shares of Common Stock as a result of the special dividends.

     (b) As of the date hereof, with respect to the 11,111,111 shares of Common Stock held by New Valley and the 100,000 shares of Common Stock acquirable by New Valley upon exercise of its Warrant, New Valley exercises both sole voting power and sole dispositive power.

     As of the date hereof, the 7,531,857 shares of Common Stock beneficially owned by Mr. LeBow include 1,363,526 shares of Common Stock held directly by Mr. LeBow, 5,799,612 shares of Common Stock held by LeBow Gamma Limited Partnership, a Nevada limited partnership, 198,423 shares held by LeBow

     Alpha LLLP, a Delaware limited liability limited partnership, and 170,296 shares held by The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation. Mr. LeBow indirectly possesses sole voting power and sole dispositive power over the shares of Common Stock held by the partnerships. LeBow Holdings Inc., a Nevada corporation, is the sole stockholder of LeBow Gamma Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership, and is the general partner of LeBow Alpha LLLP. Mr. LeBow is a director, officer and sole stockholder of LeBow Holdings Inc. and a director and officer of LeBow Gamma Inc. Mr. LeBow and family members serve as directors and executive officers of the Foundation, and Mr. LeBow possesses shared voting power and shared dispositive power with the other directors of the Foundation with respect to the Foundation’s shares of Common Stock.

     Under the definition of “beneficial ownership” in Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own the Common Stock of the Company held and acquirable by New Valley since Mr. LeBow is the direct or indirect beneficial owner of approximately 34.9% of the common stock of VGR, which in turn owns 100% of the capital stock of VGR Holding, which in turn owns 100% of the capital stock of N.V. Holdings, which in turn, together with VGR Holding holds approximately 55.1% of the common shares of New Valley. The filing of this Schedule and the disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than New Valley is the beneficial owner of any of the Common Stock of the Company held or acquirable by New Valley either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Under the definition of “beneficial ownership,” it is also possible that members of the Board of Directors of New Valley (including Mr. LeBow), in their capacities as such, might be deemed to be beneficial owners of the Common Stock of the Company held or acquirable by New Valley and share the voting and dispositive powers with regard to these securities.

CUSIP No. 50575Q 10 2	Page 9 of 10 Pages

     (c) None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of their respective directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.

     (d) No other person has the right or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons or, to the knowledge of the Reporting Persons, by their respective directors and executive officers.

CUSIP No. 50575Q 10 2	Page 10 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2005

NEW VALLEY CORPORATION
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

NEW VALLEY HOLDINGS, INC.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

VGR HOLDING INC.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

VECTOR GROUP LTD.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

Bennett S. LeBow
By:	New Valley Corporation

By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President